UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Chief Financial Officer and Appointment of Certain Officers

On March 13, 2024, Pixie Dust Technologies, Inc. (the “Company”) and Mr. Mamoru Miwa announced his decision to resign as the Chief Financial Officer of the Company, with immediate effect. Mr. Miwa’s decision to resign was not the result of any disagreement or conflict with the Company on any matters relating to the Company’s operation, policies (including, without limitation, accounting or financial policies) or practices. Upon receiving Mr. Miwa’s resignation, the Company’s Board of Directors appointed Nobuhiro Takagi and Nobufusa Tarumi to serve as the Company’s co-Chief Financial Officer (the “co-CFOs”), effective as of March 13, 2024. In connection with such appointments, the Company’s Board of Directors determined that the role of the company’s Chief Accounting Officer (the “CAO”) as previously held by Nobuhiro Takagi would be succeeded to and assumed by the co-CFOs.

Mr. Takagi, age 44, has served as the CAO of the Company since November 2023. Prior to joining the Company, Mr. Takagi served as an audit manager at KPMG AZSA LLC, Tokyo, from July 2017 to September 2020. Mr. Takagi graduated from Keio University in Tokyo, Japan in March 2003.

Mr. Tarumi, age 44, has served as the treasury manager for the Company since September 2023. Prior to joining the Company, from May 2020 to August 2023, Mr. Tarumi worked within the Equity Capital Market Department and other departments of SBI SECURITIES Co., Ltd., a Japanese securities firm. From May 2004 to May 2020, Mr. Tarumi worked within the Equity Capital Market Department and other departments of Mizuho Securities Co., Ltd., a Japanese securities firm. Mr. Tarumi graduated from the University of Tokyo in Tokyo, Japan in March 2002.

Mr. Takagi and Mr. Tarumi have no family relationships with any director or executive officer of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: March 13, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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